FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2026
Commission File Number: 001-40930
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OCEANPAL INC.
(Translation of registrant’s name into English)
Pendelis 26, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Resignation of Director and Appointment of Director
On February 27, 2026, Mr. Ioannis Zafirakis resigned from the Board of Directors (the “Board”) of OceanPal Inc. (Nasdaq: SVRN) (the “Company”) and as a member of the Company’s Executive Committee, effective immediately. Mr. Zafirakis advised the Company that his resignation was not the result of any disagreement with the Company on any matter relating to its operations, policies, or practices.
Also on February 27, 2026, effective immediately following Mr. Zafirakis’s resignation, the Company appointed Peter Marton to serve as a Class III director on the Board for the remainder of Mr. Zafirakis’s term.
Mr. Marton currently serves as the Chief Risk & Compliance Officer of Cari Network (“Cari”), the first U.S. tokenized bank deposit network. In this role, Mr. Marton is responsible for the build-out of governance and network requirements alongside partner banks, oversees due diligence of critical third-party providers as the network scales, and oversees Cari’s overall control environment. Prior to Cari, Mr. Marton served as Senior Director – Identity, Compliance Advisory, and U.S. Policy at digital assets infrastructure firm Fireblocks.
Mr. Marton previously served as the Deputy Superintendent of Virtual Currency within the Research & Innovation Division of the New York Department of Financial Services. In this capacity, he led the Virtual Currency Unit from 2021 to 2023, where his responsibilities included BitLicense and trust charter applications, ongoing supervision, and examinations. Select policy highlights from his tenure include the development of guidance to address the Russian invasion of Ukraine, blockchain analytics, stablecoins, and custody requirements.
Mr. Marton’s other relevant experience includes leadership roles at regulatory advisory firm Promontory Financial Group, where he developed and implemented risk management and regulatory strategies for banks, fintechs, and regulators in the United States, Canada, Mexico, and Denmark. Notably, Mr. Marton was the primary author on behalf of the Wyoming Division of Banking for its Special Purpose Depository Institution Examination Manual, the first of its kind to articulate cryptocurrency-specific risks and best practices ranging from blockchain analytics to key management.
Mr. Marton holds a Master of Business Administration from the University of Texas at Austin Red McCombs School of Business and a Master of Global Policy Studies from the University of Texas at Austin Lyndon B. Johnson School of Public Affairs.
There are no arrangements or understandings between Mr. Marton and any other person pursuant to which Mr. Marton was appointed as a director. There are no transactions between Mr. Marton and the Company that would be required to be reported under Item 7.B of Form 20-F. Mr. Marton has no family relationships with any of the Company’s existing directors or executive officers.
Mr. Marton will receive compensation consistent with the Company’s standard compensation program for non-employee directors.
The information contained in this report on Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-269961, 333-273073 and 333-291831) that were filed with the U.S. Securities and Exchange Commission and became effective on April 18, 2023, July 14, 2023 and December 10, 2025, respectively.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEANPAL INC.
(registrant)
Dated: February 27, 2026	By:	/s/ Robert Perri
	Name:	Robert Perri
	Title:	Co-Chief Executive Officer